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                                                             156 FIFTH AVENUE
                                                          NEW YORK, NY  10010
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CONTACT:
Mark H. Harnett
MacKenzie Partners, Inc.
(212) 929-5877


FOR IMMEDIATE RELEASE:

                INVACARE SUBMITS BOARD SLATE AND PROPOSALS TO
                 HEALTHDYNE TECHNOLOGIES FOR ANNUAL MEETING.

ELYRIA, OHIO, March 20, 1997 -- Invacare Corporation (NASDAQ/NMS:IVCR) announced today that it has provided notice to Healthdyne Technologies, Inc. (NASDAQ/NMS:HDTC) of its intention to nominate seven director candidates at Healthdyne's upcoming (but as yet unscheduled) 1997 annual meeting.

In the notice given to Healthdyne, Invacare also submitted a set of corporate governance bylaw amendments for consideration by shareholders at the annual meeting. The proposed amendments are designed to facilitate the change in the Board and the consummation of Invacare's fully-financed, premium tender offer; prevent manipulation by the current Board of Healthdyne's by-laws and of the size of the Board to be elected at the annual meeting; allow for a special meeting to be called by shareholders owning 10% of the Company's stock; and cause the existing Board to eliminate the Company's "dead-hand" pill provisions.

Invacare has submitted the slate and proposals to Healthdyne at this time in order to comply with the Company's advance notification bylaw, which requires notifying Healthdyne prior to Tuesday, March 25, 1997.

A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare, said, "We are very proud to assemble this exceptionally strong slate of seven well-qualified, independent candidates. Given the Company's refusal to date to sit down and talk to us regarding our fully-financed, premium tender offer, we are forced to take this action now to preserve our rights to seek replacement of the Board and make related proposals at the annual meeting."

"We urge the Board of Healthdyne to spare their shareholders the expense and delay of proceeding with a proxy contest, abandon their 'not-for-sale' position and begin discussions with us so that all shareholders can receive immediate value for their investment."

Although Healthdyne held last year's annual meeting on May 23 and the previous year's meeting in April, it has yet to announce either a record date or meeting date for the 1997 annual meeting. Thomas R. Miklich, Chief Financial Officer and General Counsel of Invacare, said, "Shortly after we announced our interest in acquiring Healthdyne, their Board of Directors amended their bylaws to eliminate the long-standing provision that set the fourth Tuesday in April as the date for annual meetings unless an alternative date was designated by the Board. Invacare believes that the Healthdyne Board is obligated by its fiduciary duties and Georgia law to hold its annual meeting promptly and intends to request the courts to order the meeting to be held if Healthdyne does not call the meeting on a timely basis."

                                       - more -
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Invacare Corporation
March 20, 1997
Page Two


The Invacare candidates nominated for election at the annual meeting are Messrs. Nicholas J. DiCicco, Jr., Donald F. Hastings, Jack Kahl, Jr., Ernest Peter Mansour, Jon H. Outcalt, James Allen Rutherford and Bill R. Sanford.

Mr. DiCicco has been President and Chief Executive Officer of Midwestern National Life Insurance Company of Ohio since 1975.

Mr. Hastings has been Chairman of the Board of the Lincoln Electric Company, a welding products manufacturer, since 1992, and was also Chief Executive Officer of The Lincoln Electric Company from 1992 to 1996.

Mr. Kahl has been Chairman of the Board and Chief Executive Officer of Manco, Inc., a company specializing in the production of heavy duty adhesive tape, since 1971. He is currently a member of the Board of Directors of Royal Appliance MFG. Co. and Applied Industrial Technologies, Inc.

Mr. Mansour is managing partner of the Cleveland law firm of Mansour, Gavin, Gerlack & Manos Co., L.P.A.

Mr. Outcalt has been Chairman of the Board of NCS Healthcare, Inc. since 1986 and Senior Vice President of Alliance Capital Management from 1975 until 1995. He serves on the Boards of Myers Industries, Inc. and Ohio Savings Financial Corp.

Mr. Rutherford is Chairman and Managing Director of Wingset Investments Ltd., a technology venture fund. He is a member of the of the Boards of Ciber, Inc. and Symix Systems, Inc.

Mr. Sanford is Chairman, President and Chief Executive Officer of STERIS Corporation, an infection prevention and surgical support company. He is a Board member of KeyBank, N.A.

Invacare's $13 per share tender offer is currently scheduled to expire at 6:00 p.m. on Monday, March 24, 1997, unless extended.

                                       #  #  #

                               PARTICIPANT INFORMATION

Invacare may solicit proxies for Healthdyne's 1997 annual meeting with respect to the above-described nominees and proposals. Besides Invacare and the nominees, other participants in this solicitation may include the following directors and/or executive officers of Invacare; A. Malachi Mixon, III (Chairman, Chief Executive Officer and Director), Gerald B. Blouch (President and Chief Operating Officer), Thomas R. Miklich (Chief Financial Officer, Secretary, General Counsel and Treasurer), J.B. Richey, III (Senior Vice President--Total Quality Management and Director), Donald P. Andersen (Group Vice President--Respiratory Products) and Louis F.J. Slangen (Senior Vice President--Sales & Marketing). Although Salomon Brothers Inc ("Salomon Brothers"), which is acting as dealer manager in connection with the tender offer and serving as financial advisor to Invacare in connection with the proposed acquisition of Healthdyne, does not admit that it or any of its directors, officers, employees or affiliates is a "participant", as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Salomon Brothers may assist Invacare in such a solicitation:
Scott Wilson (Managing Director), Wilder Fulford (Managing Director), John Fowler (Managing Director), John Chambers (Director) and Sarah Barnes (Vice President).

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Invacare Corporation
March 20, 1997
Page Three

Invacare beneficially owns an aggregate of 600,000 shares of Healthdyne's common stock. Salomon Brothers will receive customary financial advisor and dealer manager fees, reimbursement and indemnification from Invacare in connection with the tender offer and any acquisition by Invacare of Healthdyne. Salomon Brothers will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Salomon Brothers engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its business, Salomon Brothers maintains customary arrangements and effects transactions in the securities of Healthdyne for the accounts of its customers. As a result of its engagement by Invacare, Salomon Brothers has restricted its proprietary trading in the securities of Healthdyne (although it may still execute trades for customers on an unsolicited agency basis).